UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 30, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

This Form 6-K consists of the Annual Review of UBS Group AG and UBS AG which appears immediately following this page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date: March 30, 2020

Annual Review
2019



Clarifying sustainability

UBS



Table of contents



Key figures

UBS Group AG

Operating income *(USD million)*

2019	**28,889**
2018	30,213
2017	29,622

Operating expenses *(USD million)*

2019	**23,312**
2018	24,222
2017	24,272

Operating profit before tax *(USD million)*

2019	**5,577**
2018	5,991
2017	5,351

Net profit attributable to shareholders *(USD million)*

2019	**4,304**
2018	4,516
2017	969

Reported return on CET1 capital *(in %)*

2019	**12.4**
2018	13.1
2017	3.0

Adjusted cost / income ratio *(in %)*

2019	**78.9**
2018	79.5
2017	78.2

Invested assets *(USD billion)*

2019	**3,607**
2018	3,101
2017	3,262

Total loss-absorbing capacity *(USD billion)*

2019	**89.6**
2018	83.7
2017	80.3

The Annual Review is provided as a convenience to our investors, clients and other stakeholders who would like a brief overview of our business, strategy and performance in 2019. It should be read in conjunction with UBS's Annual Report 2019, which contains more detailed information and disclosure, including management discussion and analysis and audited financial statements. Details about how to obtain the Annual Report 2019 and other publicly available information about UBS, including the Annual Report 2019 on Form 20-F for the year ended 31 December 2019, are set out on page 34 of this document. The information contained in this document is not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of, or relating to, UBS Group AG or its affiliates should be made on the basis of this document. Unless otherwise indicated, figures are as of, or for the year ended, 31 December 2019.



SUSTAINABILITY IN ACTION

Why sustainability?

A brief introduction from Huw van Steenis

We use the word sustainable a lot. Skim through this publication and you'll find it, or a derivative of it, used 92 times. This is for good reason: at UBS, sustainability is moving into the mainstream as a critical component for our clients and stakeholders. Across the firm, we are seeing clients turn to us for advice on how they can finance the transition to a lower-carbon economy, support sustainable finance and better risk manage their portfolios and businesses.

We believe the transition to a lower-carbon economy will require large-scale reallocations of capital and investment in infrastructure – perhaps as much as USD 100 trillion globally over the next decade. We want to help our clients take advantage of these opportunities, as well as manage the numerous risks associated with this transformational challenge. We are looking to create more scalable sustainable and impact investing solutions that seek to deliver competitive



financial returns, and to advise our corporate clients on risks to their business models, while driving positive environmental, social and governance outcomes.

Sustainability is a firm-wide priority, focusing on climate change and a range of 21st-century risks, and it is also a strategic growth opportunity. Building on UBS's global wealth management experience, we want to bring the full strength of the firm to benefit our clients.

UBS has been pursuing these developments and we made significant progress throughout 2019. Within this publication, you can read about some of the milestones we have achieved – from the growth of our multi-asset sustainable investing mandate to our expanding work with institutional clients pioneering new technologies to a global movement we have launched to make our industry more inclusive and diverse overall.

Transitioning our world to a lower-carbon economy and continuing to drive improvements in larger society is a long-term initiative. We are still in the early stages of the journey. We recognize that there is not one right thing to do but we will be relentless and open minded in enhancing what we do for clients, shareholders and stakeholders on this transition.

Huw van Steenis
Senior Advisor to the CEO
Chair Sustainable Finance Steering Committee, UBS

Open the foldout pages to see our timeline of 2019.

Our 2019 in review

In 2019, we met many milestones and continued to demonstrate the strength of our diversified business model. Here are our events.

Progressive in gender equality

For the fourth year in a row, we were listed in Bloomberg's Gender-Equality Index, proving our commitment to gender equality. The index includes around 100 firms and provides investors with comparative information on gender equality.

French court judgment issued

On 20 February 2019, the Paris Court of First Instance imposed fines of EUR 3.7 billion on UBS, and awarded the French state civil damages of EUR 800 million. This judgment was issued in connection with a litigation matter related to cross-border business activities with French residents between 2004 and 2011/2012. UBS has appealed the decision of the Court of First Instance, and it will still take time for this matter to be finally concluded.

Girls Take Wall Street launched

This initiative inspires teenage girls to consider careers in financial services and supports women in business and finance. Read more about it on page 16.

January **February** **March**

Drawing roadmaps in Davos

We published our World Economic Forum white paper, warning that the lack of private funding is putting the UN Sustainable Development Goals (SDGs) at significant risk and also outlining a new investment roadmap. Read excerpts from this report and others on page 12.

Our peers rank us No. 1

We were ranked first in nine out of twelve global categories in Euromoney's Private Banking Survey 2019 – including Best Private Banking Services Overall. Other first-place rankings included: Philanthropic Advice; Ultra High Net Worth Clients (>USD 30 million); High Net Worth Clients (USD 5–30 million); Super Affluent Clients (USD 1–5 million); ESG/Social Impact Investing; International Clients; Succession Planning Advice and Trusts; and Technology.

First-quarter adjusted profit before tax
USD 1,577 million

17 colors for a brighter future

On World Earth Day, we, together with BOTTLETOP, launched the #TOGETHERBAND campaign to raise public awareness about the 17 United Nations Sustainable Development Goals (UN SDGs). At the heart of the campaign are wristbands in the 17 colors of the UN SDGs that come in packs of two: one to wear and one to share. All net profits will be donated to projects aligned with the goals. Take our quiz to find your goal on page 25.

Joint venture in Japan

We established a strategic wealth management partnership with Sumitomo Mitsui Trust Holdings, Inc. The joint venture, majority-owned by UBS, will expand the offering of products, investment advice and services, creating Japan's first one-stop shop for all of the needs of high net worth and ultra high net worth individuals.

April **May** **June**

Sustainable exchange-traded funds

Our Asset Management division was involved in launching a new sustainable exchange-traded fund that combines S&P 500 performance characteristics with environmental, social and governance screening principles.

Investing in health

We raised more than USD 93 million for a closed-end growth equity fund from a leading sustainable investment firm that focuses on planetary health, people health and financial inclusion.

Best Private Bank, Americas

We were named Best Private Bank, Americas for structured products at the 2019 SRP Americas Conference in Chicago. Award finalists included Citigroup, Desjardins Group, Goldman Sachs, Morgan Stanley. SRP is a research firm based in London, New York, Hong Kong, and Sofia that focuses on all aspects of structured products.

Second-quarter adjusted profit before tax
USD 1,787 million

A+ in sustainability

The UN Principles for Responsible Investment (PRI) scores of our Asset Management division for 2019 outranked the peer median in every category. Sustainability continues to move from niche to mainstream, with the UN PRI now having 2,200 signatories, representing over USD 80 trillion. Asset Management is proud to have been a signatory for the last 10 years.

Our Kids Cup finalists win gold

Swiss Junior Athletics enjoyed even more success. At this year's European U20 and U23 Championships in Sweden, the team won a total of 12 medals, of which five were won by former UBS Kids Cup participants. This sponsorship program discovers and supports talented young athletes.

Over USD 2 billion in Climate Aware strategy

Our Climate Aware strategy, launched in 2017, topped the USD 2 billion mark in terms of assets under management. The investment strategy is aligned to the Paris Agreement's objectives and is designed to help institutional investors capitalize on companies transitioning to a low greenhouse gas emissions economy.

July

August

September

Happy birthday, Topsy!

Our mascot, Topsy, celebrated 30 years of helping countless children save and manage money. Anyone who opened an account for a child back in 1989 received a cuddly toy and a piggy bank.

Committed to climate action and corporate responsibility

We were proud to sign the Principles for Responsible Banking (PRB) of the UN Environment Programme Finance Initiative. The global framework specifies roles and responsibilities for leading banks. Signatory banks hold a collective USD 47 trillion in assets, representing one-third of the global banking sector.

Third-quarter adjusted profit before tax
USD 1,459 million

Sustainable Development Alliance

UN Secretary-General António Guterres invited 30 leaders from across the globe to join the CEO Alliance on Global Investors for Sustainable Development, among them our Group CEO Sergio P. Ermotti. The Alliance aims to harness the insights of private sector leaders to develop ways to implement solutions for scaling long-term investment into sustainable development, in line with the UN SDGs.

New office in Singapore

We celebrated the handover of 381,000 square feet of prime property at 9 Penang Road. We plan to move more than 3,000 employees across our wealth management, investment bank and asset management businesses into the location in the second half of 2020.

Grants awarded to cancer research pioneers

Our Oncology Impact Fund delivered its first two scientific research grants to institutions that could help develop new therapies to fight cancer. The fund is a unique collaboration between our Global Wealth Management division, health-care investment firm MPM Capital, and the American Association for Cancer Research.

October — **November** — **December**

Strategic partnership in South America

We signed a binding agreement to establish a strategic partnership with Banco do Brasil. The jointly owned lender will provide investment banking services and institutional securities brokerage in Brazil and selected countries in South America. Together we will combine the strengths of two complementary players with local and global resources.

Fourth-quarter adjusted profit before tax
USD 1,212 million



SUSTAINABILITY IN ACTION

Global finance in the era of sustainability

Our world is constantly evolving. So is how we invest in it. We believe the future of finance and sustainability can no longer be separated. Here's why.

There's no doubt that we are living in the era of sustainability. Awareness of social and environmental challenges has grown significantly. Consumer preferences and demands are changing. And companies and institutions globally are taking steps to change strategy and action.

Finance is changing too. Investors increasingly consider environmental, social and governance (ESG) risks and opportunities as part of a core investment approach. They do so in order to enhance potential risk-adjusted returns, as well as to better understand the environmental and societal effects of their investments, align more closely to personal preferences, and, in certain cases, drive positive impact.

At UBS, we are strongly committed to the view that sustainable investing should enable investors to achieve comparable, or better, returns. For our global wealth management clients, we have developed a comprehensive offering that enables them to invest sustainably in a variety of ways across asset classes and approaches. Our award-winning internal capabilities and world-class external partnerships have enabled us to develop solutions including:

– the first 100% sustainable cross-asset portfolio for private clients, which exceeded USD 9 billion in assets under management globally at year-end 2019 and is our fastest-growing mandate offering;



- impact investing solutions, including the largest healthcare impact investing fund to date focused on oncology;
- innovative fund vehicles that enable private clients to invest in multilateral development bank bonds issued by institutions such as the World Bank;
- personalized advice solutions, powered by our proprietary methodology, that help align client portfolios with individual sustainable investing preferences.

We believe that sustainable finance represents the future of finance. Recognition of impact on financial performance, regulatory developments, evolving societal norms, investor demand and consumer preference all contribute to driving the continued evolution of mainstream investing toward more holistic long-term-oriented approaches.

We will continue to play a leading role in efforts to shape the industry, supporting development and adoption of common frameworks and conventions, driving innovation in sustainable products and solutions, and encouraging increased private investment through education and awareness.

Driving the industry shift

More and more countries put ambitious transition strategies in place to achieve the Sustainable Development Goals. UBS is on track to meet tough sustainability targets.



Having been among the first financial institutions to officially announce commitments to the Sustainable Development Goals (SDGs) – the framework set forth by the United Nations for addressing the world's most pressing environmental and societal challenges – we at UBS have been thinking ahead for years, changing the way we do business. We see a strong business rationale for catering to the growing importance of and demand for sustainability. And we recognize that it is important to understand the challenges as well as the opportunities arising from the SDGs, to consider their relevance to UBS and to identify potential actions our firm may need to take.

Climate change is clearly one of the most significant challenges. In order to maintain the momentum for supporting the shift from fossil-based to climate-smart industry, we allocate our knowledge, resources and expertise to weigh up the new level of complexity investors are facing.

We help others do more and …

As one of the largest global wealth managers, we have a responsibility to take a leading role in shaping a positive future. It is our goal to be the financial provider of choice for clients who wish to mobilize capital toward the achievement of specific environmental or social outcomes. We have touchpoints to the SDGs across our entire firm. By the end of 2019, we had directed USD 3.9 billion of client assets into impact investments tied to the SDGs. Our goal is to reach USD 5 billion in commitments by the end of 2021.

On climate action, our Asset Management division, for example, has a climate engagement strategy that seeks to monitor and influence the corporate conduct of the companies we invest in. In a little over a year, we were able to help nudge almost 50 of the biggest energy-consuming and fossil-fuel-exhausting companies into adopting more stringent corporate policies and practices on climate change.



No.1 in the Dow Jones Sustainability Index

for the 5th year running

MSCI ESG AA rating

maintained

Industry leader in Sustainalytics' ranking

… lead through our own actions

Making a difference is not only about helping clients take actions to reduce their risk exposure and helping them identify strategic opportunities arising from changing regulations. It's also about striving to be a role model yourself. As a global bank, we're aware of our responsibilities. And we start at our own doorstep by taking a leading role in reducing our own environmental footprint: we've more than halved the miles flown worldwide in the last 13 years and offset 100% of flight emissions with the support of international wind power projects. Moreover, by the middle of 2020, we'll source 100% of our electricity consumption from renewable sources, reducing our greenhouse gas footprint by 75% compared to 2004. Already our total paper consumption is at an all-time low, and 83% of our paper is now from recycled sources or FSC-certified. Additionally, to reduce waste and increase the amount of recycled and reused products, in 2019 we eliminated all disposable kitchen items and encouraged employees to bring their own reusable coffee mugs and water bottles. Through these activities, we reduced waste per FTE in our firm by 11%.

SUSTAINABILITY IN ACTION

Most read research

Our Chief Investment Office (CIO) reports provide in-depth knowledge and expertise regarding markets and economies. These were some of our most downloaded studies from 2019.

The food revolution

Food is life. Even national security increasingly depends on it, given population growth, climate change, water access and other challenges. Our analysts examined the unsustainability of the food and agriculture system, discussed trends that are disrupting the industry and explored potential investment opportunities. Their report focuses on how innovations and consumer choices will transform the world's food industry. Apart from sustainable trends such as alternative meat, topics such as online food delivery and seed treatment are predicted to lead to massive industry growth. Hungry to learn more yet?

How big is the addressable market?


Revenue opportunity (in USD billion)
2018
2030
Compound annual growth rate (%)
Plant-based meat
4.6
85
28%
Online food delivery
49.4
365
16%
Farming 4.0
15
90
16%
Seed science
60
135
9%
Seed treatment
6
25
13%
Total
135
700
15%

Sources: Company reports, Bloomberg Intelligence, UBS estimates, as of June 2019


Investor
Payment on basis of outcomes
Upfront funding
Outcome payer
Contract
Implementing partner / local NGO
Verification of outcomes
Outcomes for beneficiaries
Beneficiaries

How it works

1. The **investor** (UBS Optimus Foundation) commits working capital to fund the implementing partners' work upfront.
2. **Outcome payers** commit to paying for the outcomes over a multi-year period.
3. **Local NGOs** deliver education interventions to improve learning outcomes of students.
4. Learning outcomes for **beneficiaries** (children) are measured annually by an independent evaluator.
5. Verified achievement of learning outcomes triggers annual outcome payments to **repay the investor.**

Financial flow

Non-financial flow

Our Quality Education India Development Impact Bond (DIB), which we launched in September 2018, is, according to *The Economic Times,* the world's largest education DIB to date. Since its launch, the DIB has funded teaching enhancement programs in 600 schools, reaching more than 100,000 students aged 5–11. The children benefiting from the program in government-run schools and slum communities tend to be from the most disadvantaged backgrounds. And quality is the key word – as opposed to only focusing on enrollment, we focus on children's learning outcomes. And based on an independent verification conducted by Gray Matters India, the program has, in its first year, resulted in almost a third more students achieving basic literacy and numeracy skills than a representative control group of students from non-participating schools.

Through the DIB, we aim to showcase to others, including the government, how this can be achieved and further scaled up in India. We recognize that real change is about improving the quality of education and the longevity of that quality. It's about improving education for children today, and their children tomorrow.





Since its launch, the DIB has funded teaching enhancement programs in 600 schools, reaching more than 100,000 students aged 5–11.

Girls take finance

UBS and Bloomberg put their heads together with an idea to change the face of finance, one girl at a time.

While the financial services industry is more diverse than ever before, there's still a lot of progress to be made. Like many industries, we are operating with a gender gap. It's not sustainable – or smart. So we're doing something about it.

In 2018, a group of women from UBS and Bloomberg began a collaboration that quickly gained momentum, with an aim to bring together girls aged 14–18 from diverse backgrounds to learn about the range of careers possible in business, finance and technology.

The initiative builds on the success of the inaugural Girls Take events, which began in March 2019 as Girls Take Wall Street in New York City, where UBS, Bloomberg and State Street Global Advisors convened more than 100 high school girls for a day of educational career mentorship. In October 2019, UBS and Bloomberg brought the concept to India, hosting Girls Take Dalal Street in Mumbai and Girls Take GIFT City in Ahmedabad. Nearly 150 young women from colleges across Mumbai, Pune and Ahmedabad participated in the mentoring events.


THE FUTURE IS FEMALE
TAKE
GIRLS
GirlsTakeDalalStreet
TAKE
DALAL STREET
GIRLS
DALAL STREET

In 2020, we committed to expand Girls Take to over 10 global cities, including San Francisco, Zurich, London and São Paulo. Newly branded under Girls Take Finance, the initiative aims to inspire the next generation of leaders by providing insight on the financial services industry. Employee volunteers from both UBS and Bloomberg will host workshops focused on career growth and networking skills, panel discussions with industry experts, and motivational talks with volunteers about the variety of careers in financial services.

This collaboration serves as a model of how we can bring together like-minded institutions – to create a better world for women and girls.

GIRLS
TAKE
Finance



In 2020, we committed to expand Girls Take to over 10 global cities, including San Francisco, Zurich, London and São Paulo.


GIRLS
TAKE
WALL ST
WALL ST

In March 2019, UBS, Bloomberg and State Street Global Advisors convened more than 100 high school girls for a day of educational career mentorship.



SUSTAINABILITY IN ACTION

At the forefront of creative thinking

We're passionate about contemporary art because it embodies the spirit we stand for – questioning the status quo.

At UBS, we have a rich history of supporting cultural endeavors across the world, bringing together ideas, inspiration and opinion to enrich lives. Having collected contemporary art for over 60 years, it has become a part of our DNA. In May 2019, we made steps to share our collection even more broadly with the public, launching the new UBS Art Gallery in our New York headquarters, as a permanent space featuring works of art from our collection of more than 30,000 works and special rotating exhibitions.

We share our passion for art and collecting with a large community of clients globally and provide insight into the art market, collecting and legacy planning through our Art Collectors Circle, UBS Art Advisory and our art market research.

In 2019, we further internationalized our art sponsorship portfolio, enabling our clients and audiences to further participate in the global conversation around art and the art market. We inaugurated Taipei Dangdai, a new art fair supporting the growth of the local art scene in Taiwan. In EMEA, our activity expanded to new partnerships with the Garage Museum of Contemporary Art in Moscow, Kunsthalle Praha in Prague, and the Artweeks@Akaretler in Istanbul, as well as an enhanced program for the Fresh Paint fair in Tel Aviv, just to name a few.

We commissioned a design installation by Elaine Yan Ling Ng that presented UBS Evidence Lab big data on global air quality, which was exhibited in Shanghai, Taipei, Hong Kong and London.

Contemporary art can spark conversations and advocate for change. We are committed to presenting artists who use their voice to address critical global issues, with a particular focus in 2019 on engaging artists as ambassadors for our #TOGETHERBAND campaign to increase awareness of the 17 UN Sustainable Development Goals (SDGs). At Art Basel in Miami Beach in December, works by Shinique Smith made from recycled clothing, fabrics and found objects were featured in the UBS Art Studio and the UBS Lounge to highlight SDG 12: Responsible consumption and production.



UBS Global Art Market Report 2020

The new edition of the annual report provides fresh insight into a complex market, identifying key trends and assessing the impact of wider economic shifts. Available at **ubs.com/art**



For the third consecutive year at Art Basel Miami Beach, the UBS Art Collection presented a female artist: Shinique Smith. Her sculptures and immersive installations of bundled found objects are a social statement.



The innovative installation "Nexus" by Chinese-British designer Elaine Yan Ling Ng at London Design Festival transforms UBS Evidence Lab big data into a striking portrait of global air quality.



There are many aspects to innovation and it is the driver for successful new developments. We are proud to be helping more and more entrepreneurs for whom sustainability is a high priority to make their ideas reality and bring their products to market.

The four young ETH Zurich food engineers who are behind Planted were able to launch, with just one round of financing, their fully developed product – chicken and beef substitutes made of plant proteins.

Yamo, similarly, uses innovative high-pressure pasteurization technology and sustainable organic ingredients to make a range of baby foods that contain no additives or chemicals. The simple concept of the founders of Yamo is that babies should be given fresh food to eat, not food that is older than they are.

The founders of Impact Acoustic in Lucerne have also made sustainability a trademark of their room acoustics company. They bring together elegant, functional design and recycling by making high-quality bespoke sound insulation products for offices and business premises out of single-use material.

In 2019, we helped several thousand enterprising people to realize their dream of self-employment. We are particularly proud of the fact that so many entrepreneurs for whom sustainability is a high priority have chosen us as their bank.

Supporting Swiss SMEs during COVID-19

We are backing emergency measures adopted by the Federal Council to support Swiss SMEs in conjunction with other Swiss banks. In addition, we are making liquidity of several billion Swiss francs available to our clients with an intact business model and permitting the suspension of amortization. To this end, our corresponding competencies in the regions will be expanded to facilitate quicker decision-making.

Long-term value we create for our stakeholders

As one of the world's largest wealth managers, we see ourselves in a powerful position to take a leading role in shaping a positive future – for all our stakeholders and the generations to come.

For our clients

- We build and sustain long-term relationships based on mutual respect, trust and integrity.
- We offer outstanding, tailored advice and financial solutions and services delivered by experts clients can trust; we also provide superior investment performance.
- Our comprehensive digital capabilities enable our clients to bank at their convenience, and through 267 branches in Switzerland.

> 10% of annual revenues invested in technology, which was around USD 3.5 billion in 2019

≥ 90% reduction in time to approve mortgage extensions

we.trade is the first blockchain-based trade finance platform launched by a Swiss bank

For our investors

- We deliver attractive capital returns; we aim to increase our ordinary dividend and return excess capital through share repurchases.
- We will offer a total payout ratio of 80% for 2019, taking into account the combination of the proposed dividend with our share repurchases of CHF 806 million last year.
- We have good risk-adjusted returns over the cycle and provide the ability to invest in growth, driven by cost and capital efficiency, while managing risk carefully.

Our total sustainable investments amounted to USD 1,306 billion in 2019

56% growth in core sustainable investments

Core sustainable investments account for 13.5% of our total invested assets in 2019

For our employees

- We strive to be recognized as an employer of choice and a great place to build a career; and surveys show our levels of employee satisfaction and engagement are above our peers.
- We embrace a diverse and inclusive culture across the firm to drive sustainable growth and innovation.
- We pay for performance, with a strong commitment to pay equity embedded into our compensation policies and practices.

For the 16th year in a row, we scored 100 out of 100 on Human Rights Campaign's Corporate Equality Index

>1,700 graduates, other trainees, interns and apprentices were hired by our junior talent programs

We are among the World's 50 Most Attractive Employers (Global Universum ranking)

For society

- We want to promote global economic development that is sustainable for the planet and humanity, so we support the 17 UN Sustainable Development Goals (SDGs).
- The Dow Jones Sustainability Indices named UBS the Industry Leader in 2019, for the fifth year in a row.
- In 2019, 72% of our worldwide electricity consumption came from renewable sources, and we have committed to raise that to 100% by mid-2020.

UBS Optimus Foundation approved USD 109.5 million in grants in 2019

UBS Optimus Foundation helped improve the well-being of 3.3 million children worldwide in 2019

From our divisions

Global Wealth Management

Our Global Wealth Management business provides tailored advice and solutions to high net worth and ultra high net worth individuals, families and family offices around the world, as well as affluent clients in selected markets. We are the largest truly global wealth manager.

USD 2.6 trillion invested assets, making us the world's largest wealth manager

USD 3.9 billion raised toward commitment to direct client assets in SDG-related impact investments

USD 10 billion invested in 100% sustainable investing and bespoke sustainable investing solutions (February 2020)

Personal & Corporate Banking

Our Personal & Corporate Banking business represents a leading personal and corporate bank in Switzerland, providing comprehensive financial products and services to private, corporate and institutional clients. We strive for a superior client experience and combine technology with a personal touch.

USD 200 million raised in the first green bond for a Swiss-listed energy and infrastructure company

TWINT, our mobile payment application for Switzerland, now has more than 1.5 million users

Personal & Corporate Banking serves a total of approximately 2.6 million individuals

Asset Management

Our Asset Management business offers investment capabilities and styles across all major traditional and alternative asset classes, as well as advisory support to institutions, wholesale intermediaries and Global Wealth Management clients around the world. Sustainable and Impact Investing remain key areas.

USD 903 billion invested assets

We are the first foreign firm approved to hold a majority stake in a Chinese securities joint venture

Invested assets in impact investing and sustainability focus have grown by a factor of 14 since 2016

Investment Bank

Our Investment Bank provides services to institutional, corporate and wealth management clients to help them raise capital, grow their businesses, invest for growth and manage risks. We use powerful research and technology capabilities to support our clients in changing markets.

25 high-profile issuances of green and sustainable bonds

USD 7,269 million is the operating income of our investment bank

Institutional Investor ranked UBS as the world's best provider of equity research

17 ways to change the world

In September 2015, 193 countries adopted a set of goals to end poverty, protect the planet and ensure prosperity for all as part of a new sustainable development agenda, to be reached by 2030. The 17 United Nations Sustainable Development Goals (SDGs) are the road map to a more sustainable planet. It's by changing mindsets and connecting people from diverse backgrounds and from far-off places, whether as individuals, businesses or governments, that we can help to change the world. We've committed to taking an active role. Now find out which goal best fits your values.

Read more about our work with the SDGs in *The Washington Post*
ubs.com/goodforyou



Answers that matter

SDG 1: No poverty

End poverty in all its forms everywhere

SDG 2: Zero hunger

End hunger, achieve food security and improved nutrition and promote sustainable agriculture

SDG 3: Good health and well-being

Ensure healthy lives and promote well-being for all at all ages

SDG 4: Quality education

Ensure inclusive and equitable quality education and promote lifelong learning opportunities for all

SDG 5: Gender equality

Achieve gender equality and empower all women and girls

SDG 6: Clean water and sanitation

Ensure availability and sustainable management of water and sanitation for all

SDG 7: Affordable and clean energy

Ensure access to affordable, reliable, sustainable and modern energy for all

SDG 8: Decent work and economic growth

Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all

SDG 9: Industry, innovation and infrastructure

Build resilient infrastructure, promote inclusive and sustainable industrialization and foster innovation

SDG 10: Reduced Inequalities

Reduce inequality within and among countries

SDG 11: Sustainable cities and communities

Make cities and human settlements inclusive, safe, resilient and sustainable

SDG 12: Responsible consumption and production

Ensure sustainable consumption and production patterns

SDG 13: Climate action

Take urgent action to combat climate change and its impacts

SDG 14: Life below water

Conserve and sustainably use the oceans, seas and marine resources for sustainable development

SDG 15: Life on land

Protect, restore and promote sustainable use of terrestrial ecosystems, sustainably manage forests, combat desertification, and halt and reverse land degradation and halt biodiversity loss

SDG 16: Peace, justice and strong institutions

Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels

SDG 17: Partnerships for the goals

Strengthen the means of implementation and revitalize the global partnership for sustainable development

At UBS we have already directed USD 3.9 billion of client assets into impact investments related to the SDGs, making substantial headway on a 2017 WEF goal to mobilize USD 5 billion by the end of 2021. You can also contribute to achieving the goals by buying a #TOGETHERBAND. Made from reclaimed ocean plastic and decommissioned firearm metal, the bands are handcrafted by artisans in Nepal, creating skills and livelihoods for the community. Find out more about the campaign at **ubs.com/togetherband**

Our Board of Directors

1. **Axel A. Weber**
   Chairman of the Board of Directors/Chairperson of the Corporate Culture and Responsibility Committee/Chairperson of the Governance and Nominating Committee
2. **Robert W. Scully**
   Member of the Risk Committee
3. **Jeanette Wong**
   Member of the Audit Committee
4. **Dieter Wemmer**
   Member of the Audit Committee/member of the Compensation Committee
5. **Isabelle Romy**
   Member of the Audit Committee/member of the Governance and Nominating Committee
6. **David Sidwell**
   Senior Independent Director/Chairperson of the Risk Committee/member of the Governance and Nominating Committee
7. **Fred Hu**
   Member of the Compensation Committee
8. **Jeremy Anderson**
   Chairperson of the Audit Committee/member of the Corporate Culture and Responsibility Committee/member of the Governance and Nominating Committee
9. **Julie G. Richardson**
   Chairperson of the Compensation Committee/member of the Governance and Nominating Committee/member of the Risk Committee
10. **William C. Dudley**
    Member of the Corporate Culture and Responsibility Committee/member of the Risk Committee
11. **Beatrice Weder di Mauro**
    Member of the Audit Committee/member of the Corporate Culture and Responsibility Committee
12. **Reto Francioni**
    Member of the Compensation Committee/member of the Risk Committee




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The Board of Directors (BoD) of UBS Group AG, under the leadership of the Chairman, consists of between 6 and 12 members as per our Articles of Association. The BoD decides on the strategy of the Group upon recommendation by the Group Chief Executive Officer (Group CEO) and is responsible for the overall direction, supervision and control of the Group and its management, as well as for supervising compliance with applicable laws, rules and regulations. The BoD exercises oversight over UBS Group AG and its subsidiaries and is responsible for establishing a clear Group governance framework to provide effective steering and supervision of the Group, taking into account the material risks to which UBS Group AG and its subsidiaries are exposed. The BoD has ultimate responsibility for the success of the Group and for delivering sustainable shareholder value within a framework of prudent and effective controls, approves all financial statements for issue and appoints and removes all Group Executive Board (GEB) members.

Our Group Executive Board



UBS Group AG operates under a strict dual board structure, as mandated by Swiss banking law, and therefore the BoD delegates the management of the business to the GEB. Under the leadership of the Group CEO, the GEB is comprised of 13 members and has executive management responsibility for the steering of the Group and its business. It assumes overall responsibility for developing and implementing the strategies of the Group, business divisions and Group functions, as approved by the BoD.



1. **Sergio P. Ermotti**
Group Chief Executive Officer

2. **Christian Bluhm**
Group Chief Risk Officer

3. **Markus U. Diethelm**
Group General Counsel

4. **Iqbal Khan**
Co-President Global Wealth Management

5. **Tom Naratil**
Co-President Global Wealth Management and
President UBS Americas

6. **Edmund Koh**
President UBS Asia Pacific

7. **Kirt Gardner**
Group Chief Financial Officer

8. **Suni Harford**
President Asset Management

9. **Markus Ronner**
Group Chief Compliance and Governance Officer

10. **Sabine Keller-Busse**
Group Chief Operating Officer and
President UBS Europe, Middle East and Africa

11. **Robert Karofsky**
Co-President Investment Bank

12. **Axel P. Lehmann**
President Personal & Corporate Banking and
President UBS Switzerland

13. **Piero Novelli**
Co-President Investment Bank


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Corporate information

UBS Group AG is incorporated and domiciled in Switzerland and operates under Art. 620 et seq. of the Swiss Code of Obligations as an Aktiengesellschaft, a corporation limited by shares.

Its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, telephone +41-44-234 11 11, and its corporate identification number is CHE-395.345.924.

UBS Group AG was incorporated on 10 June 2014 and was established in 2014 as the holding company of the UBS Group.

UBS Group AG shares are listed on the SIX Swiss Exchange and on the New York Stock Exchange (ISIN: CH0244767585; CUSIP: H42097107). UBS Group AG owns 100 percent of the outstanding shares of UBS AG.

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Publisher: UBS Group AG, Zurich, Switzerland | ubs.com

Photography:
Szymon Szczesniak/LAF-AM (p. 30–33)
GyanShala/QEI DIB (p. 14–15)
Marco Chow/WOW productions (p. 19)
Dan Tuffs (p. 19)

Printed by Multicolor Print AG, Switzerland

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Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), including to counteract regulatory-driven increases, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation, including Interest Rate Benchmark Reform and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, and the potential need to make further changes to the legal structure or booking model of the UBS Group in response to legal and regulatory requirements proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) UBS's ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (vii) the uncertainty arising from the UK's exit from the EU; (viii) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xi) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS's ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks or other cybersecurity disruptions, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2019. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Adjusted results | Please refer to the "Group performance" section of our Annual Report 2019 for more information on adjusted results.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.